Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

April 30, 2021

Victory Portfolios

4900 Tiedeman Road

Brooklyn, Ohio 44144

The Advisors’ Inner Circle Fund

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Ladies and Gentlemen:

Victory Portfolios, a registered investment company and a Delaware statutory trust, individually and on behalf of Victory THB US Small Opportunities Fund (the “New Fund”), a separate series of the Victory Portfolios, and The Advisors’ Inner Circle Fund, a registered investment company and a Massachusetts voluntary association, individually and on behalf of THB Asset Management MicroCap Fund (the “Old Fund”), a separate series of The Advisors’ Inner Circle Fund, have requested our opinion as to certain U.S. federal income tax consequences of the New Fund’s proposed acquisition of the assets of the Old Fund pursuant to an Agreement and Plan of Reorganization, dated as of February 26, 2021 (the “Plan”).  The Plan contemplates the New Fund’s acquisition of the assets of the Old Fund (“Assets”) in exchange solely for shares of each class of the New Fund (“New Fund Shares”) and the New Fund’s assumption of liabilities of the Old Fund (“Liabilities”), followed by the Old Fund’s distribution of those New Fund Shares pro rata to its shareholders in liquidation thereof (all the foregoing transactions involving the New Fund and the Old Fund being referred to herein collectively as a “Reorganization”).  This letter is being delivered pursuant to Section 8.1 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this letter.  In rendering this letter, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined.  In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

For purposes of this letter, we have examined and relied upon (i) the Plan, (ii) representations made in letters from The Advisors’ Inner Circle Fund and Victory Portfolios on behalf of the Old Fund and the New Fund, respectively, addressed to us for our use in rendering this letter and (i) such other documents as we have deemed necessary or appropriate for purposes of rendering this letter (collectively, the “Documents

”). We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter, but we have not attempted to verify independently any of these representations and facts.  We have assumed that all facts, statements, representations and covenants contained in the Documents are true without regard to any qualification as to knowledge, belief, intent or materiality.  This letter may not be relied upon if any such facts, statements, representations or covenants are not true without regard to any qualification as to knowledge, belief, intent or materiality.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion with respect to the Reorganization that for U.S. federal income tax purposes:

(a) The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and the New Fund and the Old Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) Under Section 1032 of the Code, no gain or loss will be recognized by the New Fund upon the receipt of the Assets of the Old Fund solely in exchange for the assumption of the Liabilities of the Old Fund and issuance of New Fund Shares;

(c) Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Old Fund upon the transfer of the Assets of the Old Fund to the New Fund solely in exchange for the assumption by the New Fund of the Old Fund’s Liabilities and the New Fund Shares or upon the distribution of New Fund Shares to Old Fund shareholders in exchange for their Old Fund shares;

(d) Under Section 354 of the Code, no gain or loss will be recognized by any Old Fund shareholder upon the exchange of its Old Fund shares solely for New Fund Shares;

(e) Under Section 358 of the Code, the aggregate tax basis of the New Fund Shares received by each Old Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Old Fund shares held by such Old Fund shareholder immediately prior to the Reorganization.  Under Section 1223(1) of the Code, the holding period of New Fund Shares received by each Old Fund shareholder will include the period during which the Old Fund shares exchanged therefor were held by such shareholder, provided the Old Fund shares are held as capital assets at the time of the Reorganization;

(f) Under Section 362(b) of the Code, the tax basis of the Assets of the Old Fund acquired by the New Fund will be the same as the tax basis of such Assets to the Old Fund immediately prior to the Reorganization.  Under Section 1223(2) of the Code, the holding period of the Assets of the Old Fund in the hands of the New Fund will include the period during which those Assets were held by the Old Fund; and

(g) The Reorganization will not result in the termination of the Old Fund’s taxable year, Old Fund’s tax attributes enumerated in Section 381(c) of the Code will be taken into account by the New Fund as if there had been no Reorganization, and the part of the Old Fund’s last taxable year that began before the Reorganization will be included in the New Fund’s first taxable year that ends after the Reorganization.

We are furnishing this letter to The Advisors’ Inner Circle Fund and Victory Portfolios solely for their benefit in connection with the Reorganization.  This letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Sincerely yours,

/s/ Sidley Austin LLP